Filed by Power & Digital Infrastructure Acquisition Corp.

(Commission File No. 001-40046)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Power & Digital Infrastructure Acquisition Corp.

Form S-4 File No.: 333- 258720

POWER & DIGITAL INFRASTRUCTURE ACQUISITION CORP. AND CORE SCIENTIFIC HOLDING CO. ANNOUNCE EFFECTIVENESS OF REGISTRATION STATEMENT AND JANUARY 19, 2022 SPECIAL MEETING TO APPROVE BUSINESS COMBINATION

All owners of shares of XPDI common stock as of December 7, 2021 are encouraged to vote their shares FOR the transaction.

AUSTIN, Texas and CHICAGO, Illinois, December 31, 2021 – Power & Digital Infrastructure Acquisition Corp. (NASDAQ: XPDI, XPDIU, XPDIW) (“XPDI”), a publicly traded special purpose acquisition company, and Core Scientific Holding Co. (“Core Scientific”), a leader in customizable infrastructure and software solutions to large scale customers for blockchain hosting and digital asset mining, today announced that the U.S. Securities and Exchange Commission (the “SEC”) has declared effective XPDI’s registration statement on Form S-4 (File No. 333-258720) relating to the previously announced proposed business combination of XPDI and Core Scientific (the “Business Combination”).

XPDI will mail stockholders as of December 7, 2021 (the “Record Date”) the definitive proxy statement/prospectus relating to the special meeting of XPDI stockholders (the “Special Meeting”), to be held on January 19, 2022 at 9 a.m. CT. The Special Meeting will be held virtually via live webcast at https://www.cstproxy.com/xpdispac/2022. Stockholders are encouraged to vote in advance of the Special Meeting and will have until January 18, 2022 at 11:59 p.m. ET to do so. Voting in advance is easy and can be done in one of three ways: online, via telephone or by mail. All XPDI stockholders as of the Record Date are encouraged to vote for the transaction.

XPDI stockholders who need assistance voting or have questions regarding the Special Meeting may contact XPDI’s proxy solicitor, Morrow Sodali, toll-free at (800) 662-5200 or email Morrow Sodali at XPDI.info@investor.morrowsodali.com.

If certain of the proposals at the Special Meeting are approved, the parties anticipate the Business Combination will close shortly thereafter, subject to the satisfaction or waiver (as applicable) of all other closing conditions.

Upon the closing of the Business Combination, the combined company will be named Core Scientific, Inc. The parties expect that the common stock and warrants of the combined company will be listed on the Nasdaq Stock Market LLC under the ticker symbols “CORZ” and “CORZW,” respectively.

About Core Scientific

Core Scientific is a best-in-class, large scale operator of dedicated, purpose-built facilities for digital asset mining and a premier provider of blockchain infrastructure, software solutions and services. To learn more, visit www.corescientific.com.

On July 21, 2021, Core Scientific announced plans to merge with XPDI to become a publicly traded company. Consummation of the Business Combination is subject to customary closing conditions, including approval by XPDI’s stockholders.

About Power & Digital Infrastructure Acquisition Corp.

Power & Digital Infrastructure Acquisition Corp. is a blank check company sponsored by XPDI Sponsor LLC, led by Transition Equity Partners, LLC and XMS XPDI Sponsor Holdings LLC, an entity owned by professionals of XMS Capital Partners, LLC, and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements are inherently subject to risks, uncertainties and assumptions. Such forward-looking statements include, but are not limited to, statements regarding possible or assumed future actions, business strategies, events or results of operations; projections, estimates and forecasts of revenue and other financial and performance metrics; projections of market opportunity and expectations; the estimated implied enterprise value of the combined company following the proposed merger between XPDI and Core Scientific (the “Transaction”); the combined company’s ability to scale and grow its business and source clean and renewable energy; the advantages and expected growth of the combined company; the combined company’s ability to source and retain talent; the cash position of the combined company following closing of the Transaction; XPDI’s and Core Scientific’s ability to consummate the Transaction; expectations related to the terms, timing and benefits of the Transaction; risks related to the novel coronavirus (“COVID-19”) pandemic or the emergence of variant strains of COVID-19; the maintenance of key strategic relationships with partners and distributors; and changes in laws and regulations, including tax laws and laws relating to protection of the environment. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of XPDI’s and Core Scientific’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve, and must not be relied on by any investor, as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of XPDI and Core Scientific. These forward-looking statements are subject to a number of risks and uncertainties, including the ability of XPDI and Core Scientific to successfully or timely consummate the proposed Transaction, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Transaction or approval of the shareholders of XPDI or Core Scientific; failure to realize the anticipated benefits of the proposed Transaction; the combined company’s ability to execute on its business model, potential business expansion opportunities and growth strategies, retain and expand customers’ use of its services and attract new customers and source and maintain talent; risks relating to the combined company’s sources of cash and cash resources; risks relating to the blockchain and frontier technology infrastructure sectors, including the unregulated nature of the digital asset space and potential future regulations, volatility of the price of digital assets, changes in the award structure for solving digital assets and limited availability of electric power resources; risks relating to Core Scientific’s and the combined company’s vulnerability to security breaches; risks relating to the uncertainty of the projected financial information with respect to the combined company; the combined company’s ability to manage future growth; the effects of competition on the combined company’s future business; the amount of redemption requests made by XPDI’s public stockholders; the ability of XPDI or the combined company to issue equity or equity-linked securities in connection with the proposed Transaction or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; the impact of the COVID-19 pandemic on Core Scientific’s or the combined company’s business and the global economy; and those factors discussed in XPDI’s final prospectus related to its initial public offering dated February 9, 2021 under the heading “Risk Factors,” in XPDI’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 under the heading “Risk Factors” filed with the United States Securities and Exchange Commission (the “SEC”) on November 15, 2021 and other documents of XPDI filed, or to be filed, with the SEC. If any of these risks materialize or XPDI’s or Core Scientific’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither XPDI nor Core Scientific presently know or that XPDI and Core Scientific currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect XPDI’s and Core Scientific’s expectations, plans or forecasts of future events and views as of the date of this press release. XPDI and Core Scientific anticipate that subsequent events and developments will cause XPDI’s and Core Scientific’s assessments to change. However, while XPDI and Core Scientific may elect to update these forward-looking statements at some point in the future, XPDI and Core Scientific specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing XPDI’s and Core Scientific’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information

The proposed Transaction will be submitted to stockholders of XPDI for their approval. The Registration Statement on Form S-4 that XPDI has filed with the SEC includes a proxy statement/prospectus, which will be distributed to XPDI’s stockholders in connection with XPDI’s solicitation of proxies for the vote on the proposed Transaction. XPDI intends to file a definitive proxy statement/prospectus and will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. XPDI’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto because these documents contain important information about XPDI, Core Scientific and the proposed Transaction. Stockholders may also obtain a copy of the proxy statement/prospectus, as well as other documents filed with the SEC regarding the proposed Transaction and other documents filed with the SEC by XPDI, without charge, at the SEC’s website located at www.sec.gov or by directing a request to 321 North Clark Street, Suite 2440, Chicago, IL 60654.

Participants in the Solicitation

XPDI, Core Scientific and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from XPDI’s stockholders in connection with the proposed Transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of XPDI’s stockholders in connection with the proposed Transaction will be set forth in XPDI’s proxy statement/prospectus that has been filed with the SEC. You can find more information about XPDI’s directors and executive officers in XPDI’s final prospectus related to its initial public offering dated February 9, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the proxy statement/prospectus. Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of XPDI or Core Scientific, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Media Contact

Investors:

Steven Gitlin

ir@corescientific.com

Media:

press@corescientific.com